12 October 2007

ISSUED ON BEHALF OF REED ELSEVIER PLC

Transactions in own shares

Reed Elsevier PLC announces that on 12 October 2007, it purchased 1,543,000 Reed
Elsevier PLC ordinary shares at a price of 623.4391 pence per share. The purchased shares will be held as treasury shares. Following the above purchase,
Reed Elsevier PLC holds 35,846,500 Reed Elsevier PLC ordinary shares in treasury, and has 1,268,685,448 Reed Elsevier PLC ordinary shares in issue
(excluding treasury shares).